EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cyberonics, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-125401, 333-108281, 333-56694 and 333-66691) on Forms S-8 of Cyberonics, Inc. of our reports dated June 18, 2009, with respect to the consolidated balance sheets of Cyberonics, Inc. as of April 24, 2009 and April 25, 2008, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for the 52 weeks ended April 24, 2009, April 25, 2008, and April 27, 2007, and the effectiveness of internal control over financial reporting as of April 24, 2009, which reports appear in the April 24, 2009 annual report on Form 10-K of Cyberonics, Inc.

/s/ KPMG LLP

Houston, Texas
June 18, 2009